Exhibit (a)(41)
Subject:   Treatment of LNA Stock Options and Restricted Stock in Lafarge SA Tender Offer
Many of you have asked questions about how Lafarge North America stock options will be handled in connection with the tender offer launched by Lafarge S.A. Although the details are still not final, we can provide some general guidance as follows.
As you are aware, Lafarge S.A. has stated in its filings with the SEC relating to its pending tender offer that it expects that LNA stock options, including unvested options, will become exercisable at the time of the merger, which, if the tender offer is successful, is expected to occur on or about May 16, 2006 (but is subject to possible delay). The tender offer is currently scheduled to close on May 12, 2006 at midnight (New York City time) unless further extended. Lafarge S.A. has further stated that it expects optionees will receive the excess of the cash per share received by the stockholders in the merger over the exercise price of the options. Additionally, it is expected that holders of restricted stock will receive the cash per share received by the stockholders in the merger. For your reference, subject to the conditions and provisions of Lafarge SA’s pending tender offer, the cash per share to be received by shareholders in the merger will be $85.50 if Lafarge SA completes the merger prior to the close of business on Tuesday, May 16, 2006, and $85.26 if Lafarge SA completes the merger after that time (the $0.24 difference is equivalent to the dividend to be received by any LNA shareholders that are still shareholders of record as of the close of business on May 16, 2006).
The vesting of unvested options and the approval of the referenced payments to optionees and holders of restricted stock will require the action of the LNA Board of Directors, which Lafarge S.A. has stated it will support. LNA management will be recommending this action to the Board of Directors shortly, and it is anticipated that the Board will take the requisite action to approve this recommendation, to be effective upon the merger.
As a result, it is currently expected that optionees and holders of restricted stock will receive the referenced payments as soon as practicable after the merger, and all options and restricted stock will be cancelled in exchange for the referenced payment.
There will be a further communication to those optionees and holders of restricted stock that are subject to taxation in Canada. For all other optionees, no action is needed on your part in order to receive the referenced payments.
It should be noted that optionees that have stock options that are currently vested are always free to exercise their vested options at any time, provided they are not prohibited from doing so as a result of our insider trading and blackout rules. Please note, however, that due to administrative constraints, we plan on halting the processing of any option exercises at the close of business on Friday, May 12, 2006. Any optionee that can and wants to exercise options in the normal course (and thereby not participate in the payment mechanism described in the paragraphs above) should do so prior to that time. Thereafter, provided the merger is effected, all options will be cancelled and optionees will have the right to receive the referenced payment only.
We will continue to update you as events require.